Exhibit 99.1

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

Please ensure the entries on this return are typed

1.	Name of company
Bookham Technology plc

2.	Name of Scheme
Nortel Networks Corporation Warrants

3.	Period of return:	From 04/03/03 to 03/03/04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	9,000,000 Ordinary shares of 1/3p

5.	Number of shares issued/allotted under scheme during period	0

6.	Balance under scheme not yet Issued/allotted at end of period	9,000,000

7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;	9,000,000 Ordinary shares of 1/3p 4th March 2003

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

216,946,425

Contact for queries:		Address :	Bookham Technology plc

Name:	Shiona Cranstoun

Telephone:	(01235) 837853

Person Making Return

Name:	Philip Davis
Position:	Company Secretary

Signature: